Exhibit 14
CODE OF RENTECH, INC.
CODE OF BUSINESS CONDUCT AND ETHICS
It is the policy of Rentech, Inc. (“Rentech” or the “Company”) that its directors, officers and employees, including those of its subsidiaries and divisions, shall maintain high professional and ethical standards in our business practices. This includes dealing honestly, ethically and fairly with our other employees, the public, business community, and government authorities. The Rentech Code of Business Conduct and Ethics (the “Code”) should provide you with guidance and information on making the right choices when called upon to do so. It does not cover every issue that may arise, but it does provide straightforward information about the Company’s operating principles and how its directors, officers, employees, agents, consultants and representatives (collectively, “Representatives”) are expected to conduct themselves.
Please become familiar with this Code and as you review it, keep in mind that it is not simply the letter of the Code, but the spirit of the Code that we all must embrace. This Code should also be provided to and followed by the Company’s agents and representatives, including consultants.
Representatives who violate the standards in this Code may be subject to disciplinary action, up to and including termination of employment. This Code is not an employment contract or any other type of contract and does not modify the terms and conditions of any employment or benefits provided by Rentech.
I.	Compliance with Laws, Rules and Regulations

Every Representative has a responsibility to comply with all of the laws that govern the Company’s activities or are applicable in the jurisdictions in which the Company operates.

II.	Conflicts of Interest

A conflict of interest exists when a person’s private interest interferes in any way with the interests of the Company. A conflict situation can arise when a Representative takes actions or has interests that may make it difficult to perform his or her work objectively and effectively. Conflicts of interest may also arise when a Representative or the members of his or her family receives improper personal benefits as a result of his or her position in the Company.

It is almost always a conflict of interest for a Representative to work simultaneously in any capacity with a competitor, customer or supplier. The best policy is to avoid any direct or indirect business connection with Rentech’s competitors, customers or suppliers, except on behalf of the Company.

Conflicts of interests may not always be clear-cut, so if you have a question, you should consult with higher levels of management or the Company’s Legal Department.

III.	Insider Trading

Representatives who have access to confidential information are not permitted to use or share that information for stock trading purposes or for any other purpose except the conduct of the Company’s business. All non-public information about the Company should be considered confidential information. To use non-public information for personal financial benefit or to “tip” others who may make an investment decision on the basis of this information is not only unethical, but also illegal.

Information becomes public and is no long considered “inside” information after it has been released and made available to the public by the Company’s Investor Relations, Communications or Legal Departments.

IV.	Gifts and Entertainment

The purpose of business entertainment and gifts in a commercial setting is to create good will and sound working relationships, not to gain unfair advantage with suppliers, vendors or customers. No gift or entertainment should ever be offered, given, provided or accepted by any Representative or an immediate family member thereof unless it: (a) is not a cash gift, (b) is consistent with customary business practices, (c) is not excessive in value, (d) cannot be construed as a bribe or payoff and (e) does not violate any laws or regulations. Please discuss with your supervisor any gifts or proposed gifts which you are not certain are appropriate.

V.	Dealings with Government, Government Officials and Other Public Entities

The U.S. Foreign Corrupt Practices Act (the “FCPA”) prohibits the making of a payment and/or the offering of anything of value directly or indirectly, to officials or agencies of foreign governments or foreign political candidates or political parties in exchange for a business favor, when otherwise intended to influence the action taken by any such individual or agency, to gain any competitive or improper business advantage, or to obtain or retain business. Additionally, the Company does not permit making illegal payments to government officials of any country. Given the complexity of the FCPA and the severe penalties associated with its violation, you are urged to contact the Company’s Legal Department with questions concerning the Company’s and your obligations under and in compliance with the FCPA.

In addition, the U.S. government has a number of laws and regulations regarding business gratuities which may be accepted by U.S. government personnel. The promise, offer or delivery to an official or employee of the U.S. government of a gift, favor or other gratuity in violation of these rules would not only violate Company policy but could also be a criminal offense. State and local governments, as well as foreign governments, may have similar rules. Given the complexity of these rules and regulations, Representatives are encouraged to contact the Company’s Legal Department to receive guidance in this area or if any question arises.

VI.	Proprietary Information

During the course of employment or engagement, a Representative may gain knowledge of proprietary information, confidential information, trade secrets or business sensitive information (hereinafter called “Proprietary Information”) concerning or relating to the business or operations of Rentech and its subsidiaries. This Proprietary Information may include, but is not limited to, employee information, financial data, compensation data, medical information, agreements between Rentech and other organizations, reports, directories, mailing lists, legal matters, etc.

All Proprietary Information that becomes known to an employee is critical to our business and operations and must be held in strict confidence. Employees must not discuss Proprietary Information or release Proprietary Information to any persons other than individuals authorized to discuss such information without the express permission from an authorized officer of Rentech, Inc. Information that has been made public by the Company, such as press releases, new articles or SEC filings is not considered confidential and does not require protection.

If you are unsure about whether certain information is confidential or proprietary, presume that it is.

VII.	Protection of Company Assets

All employees should endeavor to protect the Company’s assets and ensure their efficient use. Theft, carelessness and waste have a direct impact on the Company’s profitability. Any suspected incident of fraud or theft relating to the Company’s assets should be immediately reported for investigation. Company equipment should not be used for non-Company business, though incidental personal use may be permitted.

VIII.	Reporting any Illegal or Unethical Behavior or Violations of this Code

Representatives are encouraged to talk to supervisors, managers or other appropriate personnel about observed illegal or unethical behavior and/or when in doubt about the best course of action in a particular situation. It is the policy of the Company not to allow retaliation for reports of misconduct by others made in good faith. Employees are expected to cooperate in internal investigations of misconduct.

In addition to speaking with your supervisor or the Legal Department, Rentech also has established the following two formal procedures for reporting misconduct or other concerns:
1.
Rentech has a whistleblower policy to protect employees for reporting improprieties such as safety, financial and other concerns. For more information, go to the Company’s intranet site or contact the Human Resources Department or the Rentech Legal Department.

2.
Rentech also has an Employee Concern Program (the “ECP”) that was established to address employee concerns openly and in an objective manner and to provide a process for resolving employee concerns that is more formal than discussion with your immediate supervisor. Employees may initiate a concern by following the ECP procedures on the Company’s intranet site.

APPENDIX
RENTECH, INC. CODE OF BUSINESS CONDUCT AND ETHICS
FOR SENIOR FINANCIAL OFFICERS
I.	Purpose
It is the intention or Rentech, Inc. (“Rentech” or the “Company”) to provide its shareholders with the highest degree of confidence that its financial control systems are implemented and maintained by Rentech’s principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions (“Senior Financial Officers”) who exhibit the highest degree of integrity and are free from actual or apparent conflicts of interest.
II.	Standard of Conduct
This Code of Business Conduct and Ethics for Senior Financial Officers (the “Financial Code of Ethics”) applies to Senior Financial Officers. In addition to the Rentech, Inc. Code of Business Conduct and Ethics, the Senior Financial Officers are subject to the following additional policies:
1.
They will perform their financial and accounting duties and responsibilities honestly and ethically, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships.

2.
They will avoid becoming involved in or approving any transaction or project that creates an actual or apparent conflict of interest between the Senior Financial Officer, his or her family, other third parties and the Company.

3.	They will cause Company reports and documents filed with the Securities and Exchange Commission to contain full, fair, accurate, timely and understandable disclosure.

4.	They will comply with applicable governmental laws, rules and regulations.

5.	They proactively promote ethical behavior as a responsible partner in the work environment and the community.
III.	Internal Reporting of Violations
Any directors, officers, employees or consultants of Rentech who have information regarding any transaction or activity prohibited by this Financial Code of Ethics must promptly report it to a supervisor, the Chief Executive Officer, the Legal Department or the Audit Committee of the Board of Directors. Any reports may be submitted anonymously.
IV.	Accountability
Upon receipt of information regarding an alleged violation of this Financial Code of Ethics, senior management of Rentech, our General Counsel, or both will: (a) evaluate the information and report the information to the Board of Directors, (b) if determined to be necessary, initiate either an informal inquiry or formal investigation, (c) report the results of the inquiry or investigation, together with a recommendation as to the disposition of the matter, to the Board of Directors, and (d) take appropriate actions, including referring the matter to the appropriate regulatory authority or taking disciplinary measures against violators of the Financial Code of Ethics. Discipline may include censure, demotion, reassignment of duties, suspension with or without pay or benefits, and termination of employment.